Proxy Vote Results (Unaudited)

On  December 6, 2007, shareholders of the  AXA Enterprise Growth Fund voted to approve an Agreement and Plan of Reorganization (the " Reorganization Agreement") , between and by The Enterprise Group of Funds, Inc. and the Goldman Sachs Trust ("GST")  providing for  1)  the transfer of substantially all of the assets of AXA Enterprise Growth Fund to a corresponding portfolio of (the "GST Fund") in exchange solely for the shares of designated classes of the GST Fund and its assumption of substantially all of the AXA Enterprise Growth Fund's liabilities and 2) the distribution of those shares to shareholders of the AXA Enterprise Growth Fund in liquidation thereof.

For    Against    Abstained
24,513,702   955,571    1,245,120